Securities and Exchange Commission

Washington, D.C. 20549

Form 11-K

Annual Report

Pursuant to Section 15(d) of the

Securities Exchange Act of 1934

For the Year Ended December 31, 2007

Millipore Corporation

(Name of issuer of the securities held pursuant to the Plan)

290 Concord Road

Billerica, Massachusetts 01821

(Address of the principal executive office of the issuer)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.

Millipore Corporation

Employees’ Participation and Savings Plan

By:	/s/ Jeffrey Rudin
Jeffrey Rudin
Committee for Administration of the Millipore Corporation
Employees’ Participation and Savings Plan

Date: June 24, 2008

Millipore Corporation Employees’ Participation and Savings Plan

Financial Report

December 31, 2007

Millipore Corporation Employees’ Participation and Savings Plan

Contents
Report Letter	1

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-15

Schedule of Assets Held at End of Year	Schedule 1

Schedule of Reportable Transactions	Schedule 2

Report of Independent Registered Public Accounting Firm

To the Trustees

Millipore Corporation Employees’ Participation

    and Savings Plan

We have audited the accompanying statement of net assets available for benefits of Millipore Corporation Employees’ Participation and Savings Plan (the “Plan”) as of December 31, 2007 and 2006 and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan as of December 31, 2007 and 2006 and the changes in net assets for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held at end of year as of December 31, 2007 and reportable transactions for the year ended December 31, 2007 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

The supplemental schedules of assets held at end of year as of December 31, 2007 and of reportable transactions for the year ended December 31, 2007 that accompany the Plan’s financial statements do not disclose the historical cost of certain nonparticipant directed investments held by or sold by the Plan trustee. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

/s/ Plante & Moran, PLLC

Southfield, Michigan

June 16, 2008

Millipore Corporation Employees’ Participation and Savings Plan

Statement of Net Assets Available for Benefits

	December 31
	2007	2006
Assets
Investments, at fair value (Notes 3 and 4)	$243,619,209	$242,795,093
Employer contributions receivable:
Participation account	—	6,170,314
Savings account	256,511	17,037

Total assets	243,875,720	248,982,444

Liabilities
Excess contributions due to participants	(15,472)	(18,498)

Net Assets Available for Benefits, at Fair Value	243,860,248	248,963,946
Adjustment from Fair Value to Contract Value for Stable Value Fund	(95,894)	115,959

Net Assets Available for Benefits	$243,764,354	$249,079,905

See Notes to Financial Statements.

Millipore Corporation Employees’ Participation and Savings Plan

Statement of Changes in Net Assets Available for Benefits

	Year Ended December 31
	2007	2006
Additions
Contributions:
Employer contributions:
Participation account	$—	$6,182,695
Savings account	9,372,141	2,133,345
Employee savings account contributions	14,857,231	9,097,336
Rollover contributions	2,470,401	663,256

Total contributions	26,699,773	18,076,632

Investment income:
Dividends and interest	12,825,051	5,716,934
Net appreciation in fair value of investments (Note 3)	4,194,551	14,082,669

Total investment income	17,019,602	19,799,603

Total additions	43,719,375	37,876,235
Deductions - Benefit payments	(24,146,214)	(20,317,144)

Net Increase Before Transfers	19,573,161	17,559,091
Transfers
Transfer to other qualified plans (Note 7)	(24,888,712)	—
Transfer from other qualified plans (Note 7)	—	28,563,322

Net (Decrease) Increase	(5,315,551)	46,122,413
Net Assets Available for Benefits
Beginning of year	249,079,905	202,957,492

End of year	$243,764,354	$249,079,905

See Notes to Financial Statements.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 – Description of the Plan

The following description of the Millipore Corporation Employees’ Participation and Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document for a complete description of the Plan’s provisions.

General – The Plan is a defined contribution profit sharing plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan includes a savings feature (the “Savings Account” or “Savings Plan”), which covers U.S. employees of the Millipore Corporation (the “Company” or “Millipore”), and prior to January 1, 2007 also included a profit sharing feature (the “Participation Account” or “Participation Plan”), which covered U.S. and Puerto Rico employees who had at least two years of continuous service. Eligible employees can contribute to the Savings Account upon their service commencement date. The Company’s contributions to the Participation Plan were allocated among eligible U.S. employees on the basis of the compensation they received during the year for which the contribution was made. Prior to January 1, 2007, the Company would make a 25 percent matching contribution after one year of service or a 50 percent matching contribution after ten years of service for up to 6 percent of the employee’s eligible compensation to the Savings Plan.

In October 2006, the Company’s Board of Directors approved amendments to the Plan, effective January 1, 2007, to discontinue annual employer contributions to eligible employees’ Participation Plan accounts, to allow eligible employees to begin to participate in the Savings Plan without any waiting period, and to increase its 401(k) matching contribution rates, dollar for dollar, up to the first 6 percent of eligible compensation deferred by the employee.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 – Description of the Plan (Continued)

In October 2006, the Company’s Board of Directors approved certain amendments to the Retirement Plan for Employees of Millipore Corporation (the “Retirement Plan”) to freeze the Retirement Plan effective December 31, 2006, after which no benefits will accrue. All participants’ accrued benefits under the Retirement Plan became fully vested as of December 31, 2006. Eligible participants were also provided a one-time final opportunity in early 2007 to transfer balances from their Participation Plan accounts to the Retirement Plan for the purpose of purchasing an annuity under the existing terms of the Retirement Plan.

The recordkeeper of the Plan is T. Rowe Price Retirement Plan Service, Inc. and the directed trustee of the Plan is T. Rowe Price Trust Company (“T. Rowe Price”).

Participation Account – Prior to January 1, 2007, the Company contributed to the Participation Accounts of eligible employees at the discretion of the Company’s board of directors. Contributions were allocated to participants’ accounts based on participants’ compensation during the year for which the contributions were made.

Participation Account assets are invested in the Millipore Asset Allocation Fund. This fund is comprised of the following Grantham, Mayo, Van Otterloo Co., LLC (GMO) mutual funds: GMO Domestic Bond Fund III and GMO U.S. Core Equity Fund III. Eligible earnings are allocated based on relative account balances.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 – Description of the Plan (Continued)

Savings Account – Participants may elect to contribute amounts ranging from 1 percent to 35 percent of their eligible compensation on a pre-tax basis subject to certain limitations. All participants who have attained age 50 before the close of a Plan year are eligible to make catch-up contributions in accordance with, and subject to the limitations of, Section 414(v) of the Internal Revenue Code. Effective January 1, 2007, all participants receive matching contributions dollar for dollar of their contributions up to 6 percent of eligible compensation deferred by the employee.

Each participant’s Savings Account is credited with the participant’s contributions, the Company’s matching contributions and related earnings. Participants’ Savings Accounts are charged with an allocation of certain administrative expenses to the extent those expenses are not paid by the Company. Participants are permitted to invest in one or more of the investment options offered pursuant to the provisions of the Plan, including an option to invest in stock of the Company and the T. Rowe Price TradeLink brokerage account. T. Rowe Price’s TradeLink brokerage account allows participants to invest their Savings Account balances in a wide range of publicly traded investments beyond those available in the core investments of the Plan.

Vesting – All participants are fully vested in their accounts at all times.

Participant Loans – Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of: (1) the amount of their total account balance; (2) the greater of $10,000 or one-half of their total account balance; (3) $50,000 reduced by the excess (if any) of (a) the highest outstanding balance of loans from the Plan during the 1-year period ending on the day before the date on which such loan was made, over (b) the outstanding balance of loans from the Plan to the participant on the date on which such loan was

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 1 – Description of the Plan (Continued)

made or one half of the amount in a participant’s total account. A general purposes loan may be used for any reason and may have a term of up to five years. A loan for the purchase of a principal place of residence may have a term of up to 15 years. Loan interest rates are updated monthly. As of December 31, 2007 and 2006, interest rates on participant loans ranged from 4.0 percent to 9.5 percent. One half of the participant’s total account serves as collateral for the loan.

Payment of Benefits – Participants who are aged 59  1/2 years or older may withdraw amounts contributed to their Savings Accounts, including income earned. In the event of a participant’s death, termination or retirement, all amounts contributed to the Plan by, or on behalf of the participant, including income earned, will be distributed in accordance with the provisions of the Plan. Participants may request a withdrawal from their Savings Accounts for certain hardships that result from medical expenses, expenses to purchase a principal residence, or tuition expense for the next 12 months of post secondary education for the participant, their spouse, children or dependents. The plan administrator determines the existence of a hardship. Eligible participants were also provided a one-time final opportunity in early 2007 to transfer balances from their Participation Plan accounts to the Retirement Plan for the purpose of purchasing an annuity under the existing terms of the Retirement Plan.

Administrative Expenses – Generally, administrative expenses of the Plan are paid by the Company. However, certain expenses related to recordkeeping and investment activities charged by the Plan’s custodian may be paid by the Plan. The Plan administrator is a committee appointed by the Board.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting – The Plan’s financial statements are prepared under the accrual basis of accounting. The Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, requires the Statement of Net Assets Available for Benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Benefits.

Investments Valuation – The Plan's investments are stated at fair value, except for a common collective trust fund that primarily invests in benefit-responsive investment contracts (commonly referred to as a stable value fund), which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 2 – Summary of Significant Accounting Policies (Continued)

fair value of the remaining common collective trust funds is based on the quoted market values of the underlying investments. Shares of Company common stock and mutual funds are valued at quoted market prices. The Tradelink brokerage account, a self-directed brokerage account, invests in publicly traded securities that are valued at fair value based on quoted market prices. Participant loans are valued at their outstanding balance which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.

Investment Income – Dividend income is recorded on the ex-dividend date. Interest income is recoded on an accrual basis. Net appreciation (depreciation) on fair value of investments includes realized gains and losses and unrealized appreciation (depreciation) on investments. In determining the net gain or loss on investments, cost is determined on the average cost basis.

Contributions – Contributions from the Company under the Participation Account were accrued and paid annually based upon a determination by the board of directors of the Company in accordance with the provisions of the Plan. Employee contributions and employer matching contributions are recorded in the period that employee payroll deductions are made.

Payment of Benefits – Benefit payments are recorded when paid.

Excess Contributions Payable – The Plan provides that certain limitations may be imposed on participants’ contributions in order to comply with statutory requirements. As of December 31, 2007 and 2006, excess contributions of $15,472 and $18,498, respectively, were payable to certain participants. Contributions in the Statement of Changes in Net Assets Available for Benefits have been adjusted for these amounts. The return of these excess contributions allows the Plan to comply with statutory requirements.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 2 – Summary of Significant Accounting Policies (Continued)

Related Party Transactions – Certain Plan investments are shares of mutual funds and units of common collective trust funds managed by T. Rowe Price. T. Rowe Price is the directed trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. There were administrative expenses paid to the directed trustee during the year. These transactions, as well as participant loans, also qualify as party-in-interest transactions.

The Plan invests in the common stock of Millipore Corporation, the Plan’s sponsor. Transactions in Millipore Corporation common stock are party-in-interest transactions. Purchases of Millipore common stock for the years ended December 31, 2007 and 2006 totaled $1,030,355 and $769,609, respectively. Sales of Millipore common stock for the years ended December 31, 2007 and 2006 totaled $1,517,164 and $670,307, respectively.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 2 – Summary of Significant Accounting Policies (Continued)

Risks and Uncertainties – The Plan allows for various investment options in a variety of mutual funds and Millipore common stock. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

New Accounting Pronouncements – In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurement (“SFAS No. 157”). SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. The provisions of SFAS No. 157 are effective for the fiscal year beginning after November 15, 2007. The Company is currently evaluating the impact, if any, of the provisions of SFAS No. 157 on the Plan’s financial statements.

Reclassifications – Certain prior year amounts have been reclassified to conform to current year presentation.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 3 – Investments

The following table presents the Plan’s investments as of December 31:

	2007		2006
Investments, at fair value:
Dodge and Cox Stock Fund	$17,116,472	*	$16,080,344	*
GMO Domestic Bond Fund III**	23,228,841	*	33,383,346	*
GMO U.S. Core Equity Fund III**	34,450,459	*	49,888,320	*
T. Rowe Price Growth Stock Fund	28,309,397	*	25,542,349	*
T. Rowe Price Balanced Fund	22,306,263	*	18,346,289	*
T. Rowe Price Equity Index Trust	19,034,331	*	19,082,267	*
American Funds EuroPacific Growth Fund	15,540,853	*	11,930,807
PIMCO Total Return Fund	13,133,939	*	10,886,503
Millipore Common Stock	7,921,209		7,602,364
Other investments	41,425,122		32,187,724
TradeLink brokerage account	741,982		668,640
Participant loans	4,185,670		3,669,912
Investments, at contract value:
T. Rowe Price Stable Value Fund	16,128,777	*	13,642,187	*

Total investments	$243,523,315		$242,911,052

*	Investments that represent 5% or more of the Plan's net assets at the end of the year
**	Nonparticipant directed investments

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value as follows:

	2007	2006
Mutual funds	$2,312,621	$12,088,741
Common stock	805,655	90,769
Common collective trust funds	1,076,275	1,903,159

Net appreciation	$4,194,551	$14,082,669

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 4 – Non-Participant Directed Assets and Activity

Information about the assets relating to the non-participant directed investments, the Participation Account, is as follows:

	December 31
	2007	2006
Assets:
Mutual funds	$57,679,300	$83,271,666
Employer contribution receivable	—	6,170,314

Total	$57,679,300	$89,441,980

Significant changes in non-participant directed investments for 2007 related to net appreciation in fair value of mutual funds of approximately $2,425,000, benefits paid to participants of approximately $9,185,000 and transfers to the Retirement Plan of approximately $24,889,000. Significant changes in non-participant directed investments for 2006 related to contributions of approximately $6,183,000, net appreciation in fair value of mutual funds of approximately $6,286,000 and benefits paid to participants of approximately $11,495,000.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 5 – Plan Termination

While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time under the current provisions of the Plan. In the event of a permanent discontinuance of Company contributions to the Plan, dissolution of the Company, acquisition of the Company by an unaffiliated company or approval by the Company’s board of directors to terminate the Plan, the Plan shall be deemed terminated and each participant shall be entitled to an immediate distribution of their account balances.

Note 6 – Tax Status

No provision for income taxes has been included in the Plan’s financial statements, as the Plan qualifies as a tax-exempt entity under Section 401 of the Internal Revenue Code (IRC). The Company has filed a request for an Internal Revenue Service (IRS) determination letter related to the January 1, 2007 plan amendments. As of June 16, 2008, the Company has not received a new determination letter from the IRS. Prior to the plan amendments effective January 1, 2007, the Plan had a determination letter.

Note 7 – Merger and Transfers

As discussed in Note 1, during 2007 eligible participants were given a one-time opportunity to transfer balances from their Participation Plan accounts to the Retirement Plan. Accordingly, assets of approximately $24,889,000 were transferred out of the Plan to the Retirement Plan.

During 2006, Serologicals Corporation and Linco Research Incorporated merged with Millipore Corporation. As a result of this merger, on December 31, 2006, the Serologicals 401(k) Retirement Salary Savings Plan and the Linco Research Incorporated 401(k) Savings Plan were merged with the Plan. Accordingly, assets of approximately $28,563,000 were transferred into the Plan in connection with the merger.

Millipore Corporation Employees’ Participation and Savings Plan

Notes to Financial Statements

December 31, 2007 and 2006

Note 8 – Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2007 and 2006 to Form 5500:

	2007	2006
Net assets available for benefits per financial statements	$243,764,354	$249,079,905
Adjustment to fair value for Stable Value Fund	95,894	(115,959)

Net assets available for benefits per Form 5500	$243,860,248	$248,963,946

The following is a reconciliation of investment income per the financial statements for the years ended December 31, 2007 and 2006 to Form 5500:

	2007	2006
Total investment income per financial statements	$17,019,602	$19,799,603
Adjustment to fair value for Stable Value Fund	211,853	(115,959)

Total investment income per Form 5500	$17,231,455	$19,683,644

Millipore Corporation Employees’ Participation and Savings Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 04-2170233, Plan Number 001

December 31, 2007

(a) (b)	(c)	(d)	(e)
Issuers	Description of Investments	Cost	Current Value
American Funds	EuroPacific Growth Fund - Mutual fund	*	$15,540,853
Dodge and Cox	Stock Fund - Mutual fund	*	17,116,472
Grantham, Mayo, Van Otterloo Co., LLC	GMO Domestic Bond Fund III (2) - Mutual fund	(3)	23,228,841
Grantham, Mayo, Van Otterloo Co., LLC	GMO U.S. Core Equity Fund III (2) - Mutual fund	(3)	34,450,459
Millipore Corporation (1)	Common stock	*	7,921,209
Oppenheimer Funds	Developing Markets - Mutual fund	*	9,064,001
PIMCO Mutual Funds	Total Return Fund - Mutual fund	*	13,133,939
The Royce Funds	Low-Priced Stock Fund - Mutual fund	*	8,049,862
Calamos Investments	Growth Fund A - Mutual fund	*	9,937,517
T. Rowe Price (1)	Balanced Fund - Mutual fund	*	22,306,263
T. Rowe Price (1)	Growth Stock Fund - Mutual fund	*	28,309,397
T. Rowe Price (1)	Equity Index Trust - Common collective trust fund	*	19,034,331
T. Rowe Price (1)	Mid-Cap Value Fund - Mutual fund	*	7,661,208
Third Avenue Funds	Real Estate Value Fund - Mutual fund	*	2,126,661
Wasatch Funds	Small Cap Growth Fund - Mutual fund	*	4,585,873
T. Rowe Price (1)	Stable Value Fund - Common collective trust fund	*	16,224,671
T. Rowe Price (1)	Trade-Link - Self-directed brokerage accounts	*	741,982
Participants (1)	Participant loans with interest rates ranging from 4 percent to 9.5 percent	—	4,185,670

	Total		$243,619,209

(1)	Denotes party-in-interest
(2)	Denotes nonparticipant directed investments
(3)	Grantham, Mayo, Van Otterloo Co., LLC was not able to provide the historical cost of the investments. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.
*	Cost information is not required for participant directed investments and, therefore, is not included.

Schedule 1	Page 1

Millipore Corporation Employees’ Participation and Savings Plan

Schedule of Reportable Transactions

Form 5500, Schedule H, Line 4j

EIN 04-2170233, Plan No. 001

Year Ended December 31, 2007

(a) Identity of Party	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
Category (i) – A single transaction that amounts to more than 5 percent of the beginning value of total Plan assets:

Grantham, Mayo, Van Otterloo Co., LLC	GMO U.S. Core Equity Fund III - Mutual fund
	Sale	$—	$13,705,299	*	$13,705,299	*

Category (iii) – A series of transactions with respect to securities of the same issue that amount, in the aggregate, to more than 5 percent of the beginning value of the total plan assets:

Grantham, Mayo, Van Otterloo Co., LLC	GMO Domestic Bond Fund III - Mutual fund
	Purchases – 13	$4,565,140	$—	$4,565,140	$4,565,140	$—
	Sales – 57	—	(14,311,527)	*	(14,311,527)	*

Grantham, Mayo, Van Otterloo Co., LLC	GMO U.S. Core Equity Fund III - Mutual fund
	Purchases – 14	9,795,961	—	9,795,961	9,795,961	—
	Sales – 94	—	(20,843,587)	*	(20,843,587)	*

*	Grantham, Mayo, Van Otterloo Co., LLC was not able to provide the historical cost of the investments. Disclosure of this information is required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA.

There were no Category (ii), or (iv) reportable transactions during the year.

Schedule 2	Page 1

Exhibit Index

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm